

October 8, 2010

Mary L. Dotz
Chief Financial Officer
ADPT Corporation
691 South Milpitas Blvd.
Milpitas, CA 95035

>   **Re: ADPT Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2010**
>   **Filed May 27, 2010**
>   **File No. 000-15071**

Dear Ms. Dotz:

We have reviewed your letter dated September 20, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 7, 2010.

Financial Statements

General

1.   We note your response to prior comment 1. Please address in greater detail why you believe each of the criteria in paragraphs (a), (d) and (f) of ASC 360-10-45-9 were not met at March 31, 2010. Additionally, please address the following in your response:

- In view of the fact that the Board launched a broad auction sale process in September 2009 and the relatively short period of time subsequent to the balance sheet date that the sale was completed, please provide further details of your assessment that it was not probable at March 31, 2010 that a future sale of assets or business operations would occur within one year. As part of your response, please provide us with a timeline of the events leading up to the sale starting with the date in which you entered into discussions with PMC-Sierra.

- Please discuss further the uncertainty at March 31, 2010 regarding the need for stockholder approval. In this regard, we note your reference to Delaware General Corporate Law as a basis for being required to obtain it; however, we also note that you disclosed in the Form 8-K filed May 13, 2010 that the transaction was not subject to shareholder approval.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding this comment. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief